

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 28, 2017

Brian Lian, Ph.D.
President and Chief Executive Officer
Viking Therapeutics, Inc.
12340 El Camino Real, Suite 250
San Diego, CA 92130

   Re: Viking Therapeutics, Inc.
     Registration Statement on Form S-1
     Filed December 20, 2017
     File No. 333-222202

Dear Dr. Lian:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Jeffrey Gabor at 202-551-2544 with any questions.

           Division of Corporation Finance
           Office of Healthcare & Insurance

cc: Jeff Hartlin